Contact

www.linkedin.com/in/h-matthew-chambers-41058143 (LinkedIn)

Top Skills

Motorsports

Sales Management

Marketing Strategy

Languages

English

Patents

5857538

H Matthew Chambers

CEO + Chairman of the Board at Curtiss Motorcycle Company, Inc.

Birmingham, Alabama, United States

Summary

Experienced Chief Executive Officer with a demonstrated history of working in the automotive industry. Skilled in Motorcycle Industry, Negotiation, Business Planning, Sales, and Powersports. Strong business development professional with a Juris Doctor (J.D.) focused in Law from Louisiana State University.

Experience

Curtiss Motorcycle Co.

CEO + Chairman of the Board

April 1992 - Present (31 years 2 months)

Birmingham, Alabama Area

H. Matthew Chambers, APLC

Attorney

1978 - February 1991 (13 years)

Baton Rouge, Louisiana Area

Education

Louisiana State University

Juris Doctor (J.D.), Law · (1975 - 1978)

Louisiana State University

Bachelor’s Degree, Business Administration and Management, General · (1972 - 1975)